Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 30, 2025

Relating to Preliminary Prospectus Supplement dated September 30, 2025 and

Prospectus dated April 29, 2024

Registration No. 333-278993

Carlyle Secured Lending, Inc.

$300,000,000 5.750% Notes due 2031

PRICING TERM SHEET

September 30, 2025

The following sets forth the final terms of the 5.750% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 30, 2025 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Carlyle Secured Lending, Inc.

Security Title:	5.750% Notes due 2031

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) (Moody’s / Fitch)

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	September 30, 2025

Settlement Date**:	October 7, 2025 (T+5)

Maturity Date:	February 15, 2031

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026

Price to Public (Issue Price):	99.432% of the principal amount

Coupon (Interest Rate):	5.750%

Yield to Maturity:	5.877%

Spread to Benchmark Treasury:	+ 215 basis points

Benchmark Treasury:	3.625% due September 30, 2030

Benchmark Treasury Price and Yield:	99-17 ¼ / 3.727%

Optional Redemption:

Prior to January 15, 2031 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, or

•

100% of the principal amount of the Notes to be redeemed.

On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	872280AB8 / US872280AB83

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

R. Seelaus & Co., LLC

Co-Managers:	ICBC Standard Bank Plc*** B. Riley Securities, Inc. Citizens JMP Securities, LLC Keefe, Bruyette & Woods, Inc. Lucid Capital Markets, LLC Oppenheimer & Co. Inc. Raymond James & Associates, Inc.

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: **Carlyle Secured Lending, Inc. expects that delivery of the Notes will be made to investors on or about October 7, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Note: *** ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Carlyle Secured Lending, Inc. before investing. The Preliminary Prospectus Supplement contains this and other information about Carlyle Secured Lending, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Carlyle Secured Lending, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Carlyle Secured Lending, Inc., any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attn: Investment Grade Syndicate Desk, facsimile: 212-834-6081 or by calling at 1-212-834-4533; Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration, facsimile: 646-834-8133 or by calling at 1-888-603-5847; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@bofa.com or by calling toll-free at 1-800-294-1322; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (800) 831-9146, email: prospectus@citi.com; Deutsche Bank Securities Inc., 1 Columbus Circle, New York, New York 10019, Attention: Debt Capital Markets Syndicate, email: dbcapmarkets.gcnotices@list.db.com or by calling at 1-800-503-4611; or Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attn: Investment Banking Division, facsimile: 203-719-0495 or by calling toll-free at 1-866-718-1649.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.